

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 4, 2017

Phillip Tighe
Chief Financial Officer
Blue Bird Corporation
402 Blue Bird Boulevard
Fort Valley, Georgia 31030

>   **Re: Blue Bird Corporation**
>   **Form 10-K for the Fiscal Year Ended October 1, 2016**
>   **Filed December 15, 2016**
>   **File No. 001-36267**

Dear Mr. Tighe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 1, 2016

Management's Discussion and Analysis

Liquidity and Capital Resources, page 36

Seasonality and Working Capital, page 36

1.   Reference is made to your non-GAAP measure of net operating working capital ("NOWC") and the related tabular presentation. We note your computation of this non-GAAP measure is calculated from amounts presented in the GAAP balance sheet. Please also reconcile NOWC to the most directly comparable GAAP measure which appears to be working capital. See Item 10(e)(1)(i)(B) of Regulation S-K.

2.   Further, your discussion under the headings, Cash Flows on page 40, and Free Cash Flow, also on page 40, should be presented for each year in which statements of cash flows are presented in the filing. We note you have presented tabular and narrative information for two rather than three years. Refer to note 1 of the Instructions to paragraph 303(a) of Regulation S-K where the discussion should be based on each year in which financial statements are presented in the filing.

Financial Statements

Note 17. Equity Investment in Affiliate, page 77

3.   We note your equity income from the 50% joint venture in Micro Bird Holdings, Inc. ("Micro Bird") represented a material portion, or approximately 28%, 16% and 10% respectively, of your pre-tax income in each of the three years ended October 1, 2016. We also note your presentation of summarized financial information included at Note 17. Please tell us the consideration given to providing audited financial statements of Micro Bird for the year ended October 3, 2016 pursuant to Rule 3-09(a) of Regulation S-X. Your response should also present us with your calculations in determining significant subsidiary for this purpose. We may have further comment after review of your response.

Form 8-K furnished February 9, 2017

4.   We note your disclosure of free cash flow in the bulleted highlights at the top of your earnings release furnished on Form 8-K. Please revise to present the most comparable GAAP measure with equal or greater prominence. See Item 10(e)(1)(i)(a) of Regulation S-K and Questions 102.06 and 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations dated May 17, 2016.

5.   Please revise to provide a substantive reason why management believes that presentation of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. See Item 10(e)(1)(i)(c) of Regulation S-K.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire L. Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure